August 16, 2006

Mail Stop 4561

<u>Via U.S. Mail and Fax (415) 288-9590 and (415) 576-1810</u>
Mr. Richard J. Wrensen
Executive Vice President and Chief Financial Officer
Capital Alliance Income Trust LTD., A Real Estate Investment Trust
100 Pine Street, Suite 2450
San Francisco, CA 94111

      RE: **Capital Alliance Income Trust LTD., A Real Estate Investment Trust**
              Form 10-KSB for the fiscal year ended December 31, 2004
              Filed April 15, 2005
              Form 10-KSB/A for the fiscal year ended December 31, 2004
              Filed April 20, 2005
              Forms 10-QSB for the quarterly period ended March 31, 2005 and
              June 30, 2005
              File No. 1-12941

Dear Mr. Wrensen:

      We have reviewed your response letter dated August 15, 2006 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business

Mortgage Lending Business, page 5

1.   We have reviewed your response to prior comment 1. The first sentence indicates that your portfolio is almost exclusively non-amortizing loans. However, further

in the response you indicate that there are no optional principal payment loans, non-amortizing loans, or other financially engineered loans designed to increase the borrower's outstanding loan balance with the passage of time. Please clarify to us how such statements reconcile to one another.

2. In future filings, please expand your disclosure under the heading "Mortgage Loan Portfolio" to include the information contained in your response to prior comment 1, with any necessary clarification as requested above.

Note 2 Summary of Significant Accounting Policies, page F-6

3. We have reviewed your response to prior comment 4. In future filings, please include the information in the two tables, "Servicing Portfolio" and "Geographic Distribution", in your discussion of your Mortgage Loan Portfolio and refrain from using the term "Servicing Portfolio".

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant